The New Economy Fund
333 South Hope Street
Los Angeles, California  90071-1406

Phone (213) 486 9200
Fax (213) 486 9455
E-mail: vpc@capgroup.com

Vincent P. Corti
Secretary

March 31, 2011

Ms. Laura Hatch
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	The New Economy Fund
Request for EDGAR filing withdrawal
File Nos. 811-03735 and 002-83848

Dear Ms. Hatch:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, The New Economy Fund (the "Registrant") hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant's Post-Effective Amendment to its Registration Statement on Form N-1A (1933 Act No. 002-83848), filed on March 24, 2011, hereinafter referred to as the "Post-Effective Amendment."

The Post-Effective Amendment was filed for the purpose of implementing the reorganization of the Registrant from a Massachusetts business trust to a Delaware statutory trust.  The Post-Effective Amendment is being withdrawn because the Registrant has determined that it is in the best interest of the Registrant and its shareholders to delay the implementation of the reorganization.

Additional details of the Post-Effective Amendment are:

•	Registrant and CIK: The New Economy Fund, CIK 0000719608;
•	Accession number: 0000719608-11-000005;
•	Filing type: 485BPOS;
•	1933 Act number: 002-83848; and
•	Transmission date: March 24, 2011.

Thank you for your assistance.  If you should have any questions regarding this request for withdrawal, please do not hesitate to contact Michael Triessl at (213) 615-4024, or me at (213) 486-9422.

Sincerely,

/s/ Vincent P. Corti
Vincent P. Corti
Secretary